UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

SUPERCOM LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUPERCOM TO ACQUIRE OTI'S SMART ID DIVISION

SuperCom Ltd.(the "Registrant") announces that that it has signed a definitive agreement with On Track Innovations Ltd. (NASDAQ: OTIV) to acquire OTI’s SmartID division, including employees, all contracts, software and other related technologies, patents and other IP assets. Attached hereto as Exhibits 1 is a Press Release.

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. (formerly, Vuance Ltd.)

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: August 14, 2013